U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, III
2439 Luckett Avenue
Vienna, Virginia  22180

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Statement for Month/Year

July 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

     Director
 X   Officer - Title - President/CEO
     10% Owner
     Other

**********************

1.  Title of Security

Williams Industries, Inc.  Common Stock

2.  Transaction Date (Month/Year)

a. 12/98
b.  1/99
c.  4/99
d.  6/99
e.  6/99
f.  7/99
g.  7/99
h.  7/99
i.  7/99
j.  7/99

3.  Transaction Code

a.  A
b.  A
c.  A
d.  P
e.  P
f.  P
g.  P
h.  P
i.  P
j.  A


4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

a.   200         A        Varying prices - through Weekly
                           Employee Stock Purchase Plan
b.   300         A        Varying prices - through Weekly
                           Employee Stock Purchase Plan
c.   100         A        Varying prices - through Weekly
                           Employee Stock Purchase Plan
d.  5000         A        $3.625
e.  1000         A        $3.625
f.   100         A        $3.5937
g.   100         A        $3.5625
h.  5600         A        $3.6250
i.  3200         A        $3.5625
j.   200         A        Varying prices - through Weekly
                           Employee Stock Purchase Plan

5.  Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year

a.  66,809
b.  123,449
c.  344
d.  3,000

6.  Ownership Form: Direct (D) or Indirect (I)

a.  D
b.  I  *This amount is the Williams Family Limited
Partnership.  It is also represented on Form 5 for Frank E.
Williams, Jr. and any shares should considered as controlled by the Partnership, not the individually reporting person.
c.  I
d.  I

7.  Nature of Indirect Beneficial Ownership

a.   not applicable
b.   Partner-Williams Family Limited Partnership
c.   By wife
d.   Held in trust for minor child

Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security

Option to buy

2.  Conversion or Exercise Price of Derivative Security

  $4.263 Share

3.  Transaction Date (Month/Year)

  1/22/99

4.  Transaction Code

    Code  A

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)
  Granted option to purchase 10,000 shares of Common Stock - A

6.  Date Exercisable and Expiration Date (Month/Date/Year)

  1/22/99 and 1/21/04

7.  Title and Amount of Underlying Securities

  Title - Common
  Amount or Number of Shares - 10,000 Shares

8.  Price of Derivative Security

0

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

Option as set forth above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

  D

11. Nature of Indirect Beneficial Ownership

N/A

Signature

/s/ - Frank E. Williams, III
      Frank E. Williams, III